Exhibit 99.2

Total Voting Rights

London: Monday, December 31, 2018: Hutchison China MediTech Limited (“Chi-Med”) (AIM/Nasdaq: HCM) hereby notifies the market that as at December 31, 2018, the issued share capital of Chi-Med consisted of 66,657,745 ordinary shares of US$1.00 each, with each share carrying one right to vote and with no shares held in treasury.

The above figure of 66,657,745 may be used by shareholders as the denominator for the calculations by which they could determine if they are required to notify their interest in, or a change to their interest in, Chi-Med under the Financial Conduct Authority's Disclosure Rules and Transparency Rules.

For illustrative purposes only, the 66,657,745 ordinary shares would be equivalent to 66,657,745 CREST depositary interests (each equating to one ordinary share) which are traded on AIM or, if the CREST depositary interests were converted in their entirety, equivalent to 133,315,490 American depositary shares (each equating to one-half of one ordinary share) which are traded on Nasdaq.

About Chi-Med

Chi-Med (AIM/Nasdaq: HCM) is an innovative biopharmaceutical company which researches, develops, manufactures and markets pharmaceutical products. Its Innovation Platform, Hutchison MediPharma, has about 400 scientists and staff focusing on discovering, developing and commercializing targeted therapeutics in oncology and autoimmune diseases.  It has a portfolio of eight cancer drug candidates currently in clinical studies around the world. Chi-Med’s Commercial Platform manufactures, markets, and distributes prescription drugs and consumer health products, covering an extensive network of hospitals across China.

Dual-listed on the AIM market of the London Stock Exchange and the Nasdaq Global Select Market, Chi-Med is headquartered in Hong Kong and majority owned by the multinational conglomerate CK Hutchison Holdings Limited (SEHK: 1). For more information, please visit: www.chi-med.com.

CONTACTS

Investor Enquiries
Mark Lee, Senior Vice President, Corporate Finance & Development	+852 2121 8200
David Dible, Citigate Dewe Rogerson	+44 7967 566 919 (Mobile) david.dible@citigatedewerogerson.com
Xuan Yang, Solebury Trout	+1 (415) 971 9412 (Mobile) xyang@troutgroup.com

Media Enquiries
UK & Europe – Anthony Carlisle, Citigate Dewe Rogerson	+44 7973 611 888 (Mobile) anthony.carlisle@cdrconsultancy.co.uk
Americas – Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) bmiles@troutgroup.com
Hong Kong & Asia ex-China – Joseph Chi Lo, Brunswick	+852 9850 5033 (Mobile) jlo@brunswickgroup.com
Zhou Yi, Brunswick	+852 9783 6894 (Mobile) yzhou@brunswickgroup.com
Mainland China – Sam Shen, Edelman	+86 136 7179 1029 (Mobile) sam.shen@edelman.com

Nominated Advisor
Richard Gray / Andrew Potts, Panmure Gordon (UK) Limited	+44 (20) 7886 2500